Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10802
FT Strategic Fixed Income ETF Portfolio, Series 10
(the “Trust”)
CIK No. 1970986 File No. 333-271754

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If the Trust invests in emerging market issuers, please add relevant disclosure.

Response: In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in emerging market issuers, appropriate disclosure will be added to the Trust’s prospectus.

2.The Staff notes that the disclosure states that one factor considered to determine ETF allocations is “default rates of issuers (prioritizing ETFs that hold securities with lower rates of default).” Please explain how this metric is measured.

Response:The Trust notes that the Committee considers the trailing 12-month default rate for high yield securities categorically and prioritizes ETFs holding securities with lower rates of default. The disclosure will be revised accordingly.

Risk Factors

3.The Staff notes that the Trust invests in funds that invest in convertible securities. If those funds invest or expect to invest in contingent convertible securities (“CoCos”), the Trust should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the funds invest in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Trust should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the funds intend to invest or currently invests in CoCos and the amount the funds currently invests in CoCos.

Response:The Trust notes that based on the prior series of the trust (FT 10625, file no. 333-269827), the Trust does not anticipate investing in funds that have exposure to CoCos. However, if the Trust’s final portfolio has exposure to funds that invest in CoCos, appropriate disclosure will be added to the Trust’s prospectus.

4.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon